VIA EDGAR

December 20, 2016

Mr. Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining
United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D. C. 20549

RE:	U.S. Physical Therapy, Inc.
Form 10-K for the Year Ended December 31, 2015
Filed March 4, 2016
File No. 001-11151

Dear Mr. Decker:

We are in receipt of your letter dated December 12, 2016 to U.S. Physical Therapy, Inc. transmitting the comments of the staff of the United States Securities and Exchange Commission relating to the above referred Form 10-K.  Per the discussion between Johnny Blanchard, our Assistant Controller, and Ms. Cvrkel, on Monday, December 19, 2016, we are in the processing of completing our response and obtaining comments from various individuals and plan to respond by January 6, 2016.  During this discussion, Ms. Cvrkel agreed to this timing.

Please contact me with any questions.

Sincerely,

Lawrance W. McAfee
Executive Vice President and Chief Financial Officer

LWM/JJB